EXHIBIT 107

CALCULATION OF FILING FEES TABLE

FORM S-1

(Form Type)

SOBR Safe, Inc.

(Exact Name of Registrant as Specified in Charter)

Title of Each Class of Securities to Be Registered	Fee Calculation Rate	Amount of Shares to Be Registered (1)	Proposed Maximum Offering Price per Unit or per Share	Proposed Maximum Aggregate Offering Price (2)(3)	Fee Rate (per $1 Million)	Amount of Registration Fee

Common Stock, par value $0.00001 per share	457(o)			$9,200,000	0.00014760	$1,357.92
Pre-Funded Warrants	457(g)			-	-	-
Common Stock, par value $0.00001 per share, each underlying the Warrants	457(o)			$9,200,000	0.00014760	$1,357.92

Fees Previously Paid		$0	$0	$0	$0	$0

Carry Forward Securities
None

Total Offering Amounts				18,400,000		$2,715.84
Total Fees Previously Paid			-			-
Total Fees Offset			-			-
Net Fee Due			-			$2,715.84

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered such indeterminable additional shares of Common Stock as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions, and the resale of such shares of Common Stock.

(2)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). Includes Units and/or Pre-Funded Units that the Underwriter has the option to purchase to cover over-allotments, if any.

(3)

The proposed maximum aggregate offering price of the common stock proposed to be sold in the offering will be reduced on a dollar-for-dollar basis based on the offering price of any pre-funded warrants sold in the offering, and, as such, the proposed maximum aggregate offering price of the common stock and pre-funded warrants (including the common stock issuable upon exercise of the pre-funded warrants), if any, is $9,200,000.